U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

GRAND PERFECTA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

38611X 108

(CUSIP Number)

Takashi Ozawa, President

Grand Perfecta, Inc.

Koyo Building, 2F, 2-36-10 Minamisuna
Koto-ku, Tokyo 136-0076 Japan

Telephone: +81-3-5632-7251

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Mark E. Lehman

Parsons Behle & Latimer

201 S. Main Street, Suite 1800

Salt Lake City, UT 84111

Tel: (801) 532-1234

Fax: (801) 536-6111

April 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38611X 108	Page 2 of 7

1	Names of Reporting Persons Kaori Hanaoka
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization JAPAN
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,000,000
	8	Shared Voting Power 700,000
	9	Sole Dispositive Power 1,000,000
	10	Shared Dispositive Power 700,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,000
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38611X 108	Page 3 of 7

1	Names of Reporting Persons Sakura Corporation Ltd.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization JAPAN
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,000,000
	8	Shared Voting Power 700,000
	9	Sole Dispositive Power 1,000,000
	10	Shared Dispositive Power 700,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,000
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38611X 108	Page 4 of 7

1	Names of Reporting Persons Heart Corporation Ltd.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization JAPAN
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,000,000
	8	Shared Voting Power 700,000
	9	Sole Dispositive Power 1,000,000
	10	Shared Dispositive Power 700,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,000
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38611X 108	Page 5 of 7

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”) of Grand Perfecta, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Koyo Building, 2F, 2-36-10 Minamisuna, Koto-ku, Tokyo 136-0076 Japan.

Item 2.	Identity and Background.

(a), (b), (f) This Schedule 13D is being filed by Ms. Kaori Hanaoka, a citizen of Japan, Sakura Corporation Ltd., a Japan company (“Sakura”), and Heart Corporation Ltd., a Japan company (“Heart”). The principal business address for all three filers is 7-12 Chifunemachi 2-chome, Matsuyama-shi, Ehime Prefecture, Japan. Ms. Hanaoka, Sakura, and Heart are collectively the “Filers.” This statement is being filed jointly by the Filers.

(c)                 Ms. Hanaoka is the Representative Director and sole equity owner of Sakura. Ms. Hanaoka is the Representative Director and controlling equity owner of Heart. .

(d)                In August 2017, the Tokyo District Court entered a judgment against Sakura Corporation for violating money lending regulations resulting in a fine. In connection with the proceeding, Ms. Kaori Hanaoka personally charged and sentenced to two years in prison, sentence suspended. Except for the foregoing, none of the Filers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                 None of the Filers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On April 10, 2017, the Issuer entered into an Offshore Securities Purchase Agreement with Heart whereby the Issuer sold 700,000 shares of common stock for a purchase price of JPY70,000,000 (US $630,000 as of April 10, 2017). On August 23, 2016, the Issuer entered into an Offshore Securities Purchase Agreement with Sakura pursuant to which the Issuer sold 1,000,000 shares of common stock for a cash purchase price of JPY100,000,000 (US$1,000,000 as of August 23, 2016). Both purchases were made out of working capital.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Filers made the purchases of Issuer shares of common stock for investment purposes.

Ms. Hanaoka from time to time may enter into discussions with other directors and officers of the Issuer, and other shareholders or third parties in connection with the investment in the Issuer. Such discussions may include one or more of management, the board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions may review options for enhancing shareholder value through various strategic alternatives or operational or management initiatives including, but not limited to, improving capital structure and/or capital allocation, merger transactions, and general corporate strategies.

CUSIP No. 38611X 108	Page 6 of 7

Ms. Hanaoka intends to review the investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to Ms. Hanaoka, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as she deems appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of the Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As of the date hereof, Ms. Hanaoka may be deemed to be the beneficial owner of 1,700,000 Shares, constituting 5.3% of the Shares, based upon a total of 31,800,000 Shares outstanding as of October 15, 2017 (based on the Issuer’s most recent Form 10-K filing). Ms. Hanaoka is deemed to have sole voting and investment power over the Shares held by Sakura and shared voting and investment power over the Shares held by Heart.

(c) – (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of Ms. Hanaoka, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The Joint Filing Agreement, dated November 20, 2017, among Ms. Hanaoka, Sakura, and Heart is included as Exhibit 99.1.

[Signatures on next page.]

CUSIP No. 38611X 108	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

KAORI HANAOKA

Date: November 20, 2017	/s/ Kaori Hanaoka
Kaori Hanaoka

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SAKURA CORPORATION LTD.

Date: November 20, 2017	/s/ Kaori Hanaoka
Kaori Hanaoka, Representative Director

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

HEART CORPORATION LTD.

Date: November 20, 2017	/s/ Kaori Hanaoka
Kaori Hanaoka, Representative Director